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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25


                        COMMISSION FILE NUMBER 000-31110


                         COMMERCIAL CONSOLIDATORS CORP.


                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K and Form 10-KSB       [X] Form 20-F         [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB       [ ] Form N-SAR

For Period Ended: February 28, 2001

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

PART I - REGISTRANT INFORMATION

________________________________________________________________________________


Full Name of Registrant:               Commercial Consolidators Corp.
                         -------------------------------------------------------

Former Name if Applicable:                  Balmoral Capital Corp.
                           -----------------------------------------------------

Address of Principal Executive Office (Street Number):     5255 Yonge Street,
                                                             Suite 1010
                                                       -------------------------

City, State and Zip Code:           Toronto, Ontario, M2N 6P4, Canada
                          ------------------------------------------------------


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PART II - RULE 12B-25(B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III - NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB,
11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR or transition report or portion thereof could not be filed within the prescribed time period.

The Company is currently clearing final comments to its registration statement on Form 20-F originally filed with the Commission on March 15, 2001, amended on June 22, 2001 and August 2, 2001, and declared effective as of May 16, 2001. The Commission has requested clarification of existing information and inclusion of additional information which the Company is currently preparing. The Company's Annual Report on Form 20-F for the twelve month period ended February 28, 2001 cannot be filed within the prescribed time period because the Company is experiencing delays in the collection and processing of this new information and the clarification of certain other information required to be included in the Annual Report on Form 20-F. The Form 20-F will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.




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PART IV - OTHER INFORMATION

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(1)      Name and telephone number of person to contact in regard to this notification:

               Guy P. Jarvis           (416)                       512-8299
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               (Name)               (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s): Not applicable, as the Company's Annual Report on Form 20-F is the first report required to be filed by the Company since it became subject to the reporting requirements of the Securities Exchange Act of 1934 on May 16, 2001.

                                                [ ]   Yes              [ ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [X]   Yes              [ ]   No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Commercial Consolidators Corp.'s net income for the twelve months ended February 28, 2001 is anticipated to be approximately $4,612,097 U.S. Dollars versus a net income of approximately $1,528,205 U.S. Dollars for the twelve months ended February 29, 2000.

                             Commercial Consolidators Corp.
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                      (Name of Registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Date: August 30, 2001                   By:   /s/ Guy P. Jarvis
                                                       ------------------------
                                                 Name: Guy P. Jarvis
                                                 Title: Chief Executive Officer


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